

July 1, 2011

Via E-mail
Mark K. Mason
Chief Executive Officer
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, Washington 98101

> **Re: HomeStreet, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 21, 2011**
> **File No. 333-173980**

Dear Mr. Mason:

We have reviewed your amended filing and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Summary

Significant Sources . . . , page 12

1.   We note your response to prior comment 9 in our letter dated June 2, 2011. The disclosure derived from the MBA / STRATMOR study appears to represent solely the findings in this study, and not the basis upon which management formed its own opinions and beliefs about the industry and the market in which you operate. If disclosure is attributed solely to the MBA / STRATMOR study, you must file its consent as an exhibit to the registration statement. See Rule 436 of Regulation C. For additional guidance please refer to Interpretation 233.02 of the Division's Securities Act Rules Compliance

and Disclosure Interpretations found in our website at
http://www.sec.gov/divisions.corp/guidance/securities/htm. Please advise or revise.

Risk Factors

Adverse economic conditions in the Pacific Northwest . . . , page 23

2.   We note that you have disclosed quantified market data under the "Market Opportunities"
        section on page 145 in response to prior comment 17 of our letter dated June 2, 2011.
        We reissue the comment in part. Please revise this risk factor to include such quantified
        market data or provide a cross-reference to such information on page 145.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense (Benefit) page 67

3.   Please tell us the basis for the determination that the completion of the offering will result
        in a change of control of the Company within the meaning of Section 382 of the Internal
        Revenue Code of 1986, as amended.

Credit Risk Management

Appraisals, page 102

4.   We note your response to comment 22 in our letter dated June 2, 2011. We did not note
        disclosure in your document regarding several of the bullet points in our previous
        comment. Please tell us, and revise your next amendment, to specifically discuss the
        following related to your appraisal process:

        •   Address how partially charged-off loans measured for impairment based on the
            collateral value are classified and accounted for subsequent to receiving an updated
            appraisal. For example, disclose whether the loans are returned to performing status
            or whether they remain as nonperforming;
        •   Address the typical timing surrounding the recognition of a loan as nonaccrual and
            recording of any provision or charge-off;
        •   Address the specific procedures performed, at each reporting period between receipt
            of updated appraisals, to ensure the collateral underlying these loans has been
            adequately valued and the required impairments recorded; and
        •   Address how you determine the amount to charge-off.

Asset Quality and Nonperforming Assets, page 103

5.   We note your disclosure on page 108 that, "concessions to borrowers that represent an
        insignificant delay in performance are not designated TDRs." Please describe the types

of modifications performed and explain your rationale for not classifying these as TDRs. In this regard, specifically define "insignificant delay" and tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

6.   Please revise your next amendment to include a discussion of the trends depicted in the tables included in Note 4 to the financial statements, particularly as they relate to the development of the allowance for loan losses for loans individually evaluated for impairment, collectively evaluated for impairment and impaired loans. Discuss the changes in the allocation of the allowance and related allowances for impaired loans between periods, including why a significant amount of impaired loans do not have a related allowance. For example, we note that total impaired construction and land development loans with no related allowance increased significantly between periods, from $13.5 million at December 31, 2010 to $33.4 million at March 31, 2011. Further, we note there appear to be re-allocations within certain loan classes that are not disclosed or discussed.

7.   We note that you did not record a provision for loan losses during the three months ended March 31, 2011. We further note that you have recognized both significant loan loss provisions and net loan charge-offs in recent periods and continue to recognize elevated levels of classified assets and an increased level of non-accrual loans and in loans classified as 90 days or more past due at March 31, 2011. Please revise to provide the reader with sufficient information and a clear understanding of the basis for not recording any provision for loan losses during this timeframe. Please be specific and thorough in your disclosures.

Business

Third Party Loan Review, page 134

8.   We note that your "Third Party Loan Review" disclosure summarizes the review performed by Unicon Financial Services, Inc., a third party loan review consultant. Please refer to Rule 436 of Regulation C and include the written consent of Unicon.

Recapitalizing the Company

Accelerated Asset Resolution Plan, page 135

9.   Please tell us how the Accelerated Asset Resolution Plan ("AARP") meets the criteria for presentation as pro forma information under Rule 11-01 of Regulation S-X.

10.   Please tell us how you considered ASC Subtopic 820-10-35 when forming your conclusion that the valuation losses expected to be incurred as a result of the adoption of the AARP should not be recognized at March 31, 2011. Specifically, please tell us in

detail how you determined that the fair values determined under the AARP pool asset recovery valuation do not represent the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Please be specific and thorough in your response.

11.   Please tell us how you considered ASC Subtopic 310-10-35 and the classification of the assets expected to be included in the AARP, as held for sale at March 31, 2011.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

12.   We note that Item 15 has been deleted from Part II of the registration statement. Please advise or revise.

Exhibits

13.   We note that your 2011 Director Equity Incentive Plan has not been filed as an exhibit to the registration statement. Please file it with your next amendment.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Marc Thomas for

Todd K. Schiffman
Assistant Director

cc: Mr. Marcus J. Williams
        Davis Wright Tremaine LLP